One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com
_________________________________________

KAITLIN MCGRATH

kaitlin.mcgrath@dechert.com
+1 617 654 8610 Direct
+1 617 275 8395 Fax

July 13, 2016

Deborah D. Skeens

Senior Counsel

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) contained in Post-Effective Amendment No. 19 to the Registration Statement of Forethought Variable Insurance Trust (SEC File Nos. 333-189870 and 811-22865)

Dear Ms. Skeens:

This letter responds to comments provided in a May 25, 2016 telephone conference regarding the Prospectus and SAI contained in Post-Effective Amendment No. 19 to the Registration Statement of Forethought Variable Insurance Trust (the “Trust” or the “Registrant”) relating to three new series of the Trust (Global Atlantic Motif Aging of America Portfolio, Global Atlantic Motif Real Estate Trends Portfolio and Global Atlantic Motif Technological Innovations Portfolio (collectively, the “Portfolios”)) filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on April 15, 2016. Summaries of the comments and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

Prospectus Comments

General Comments

1.	Comment:	Please confirm supplementally that any missing or incomplete information, including all relevant exhibits and information relating to each Portfolio’s fees and expenses, will be filed prior to effectiveness.

	Response:	Registrant so confirms.

2.	Comment:	Please file the Tandy representations via EDGAR Correspondence for this Post Effective Amendment.

	Response:	The requested representations are included in the exhibit to this letter.

July 13, 2016 Page 2

3.	Comment:	Please revise each Portfolio’s Item 4 Principal Investment Strategies section to more clearly describe the industry or sector in which the Portfolio will invest and provide specific examples of the types of businesses within that industry or sector.

Response:

With respect to Global Atlantic Motif Aging of America Portfolio, Registrant has added the following disclosure to the Portfolio’s Item 4 Principal Investment Strategies section:

Most of these companies are classified in the healthcare sector and more specifically within industries such as healthcare equipment and supplies, healthcare facilities and services, pharmaceuticals, and biotechnology and medical research. Housing for seniors, such as assisted living and retirement communities, are typically classified in the financials sector in the residential and commercial REITs industries.

With respect to Global Atlantic Motif Real Estate Trends Portfolio, Registrant has added the following disclosure to the Portfolio’s Item 4 Principal Investment Strategies section:

While most of these real estate-related securities are classified in the real estate business segment of the financials sector, some are classified in other sectors, such as materials (e.g., suppliers of construction materials), industrials (e.g., suppliers of machinery and equipment) and consumer cyclicals (e.g., homebuilders, home improvement retail companies, home and office furnishing retail companies, hotels and resorts). Real estate-related securities that are not classified under the real estate business segment of the financials sector provide products or services that support the companies within the real estate business segment.

With respect to Global Atlantic Motif Technological Innovations Portfolio, Registrant has added the following disclosure to the Portfolio’s Item 4 Principal Investment Strategies section:

While most of these technology-related securities are classified in the technology sector and, more specifically, within industries such as semiconductors and semiconductor equipment, communications and networking, electronic equipment and parts, computer

July 13, 2016 Page 3

hardware, phones and handheld devices, software and internet services, some are classified in other sectors, such as in the telecommunications (e.g., providers of wireless telecommunication services), industrials (e.g., suppliers of electronic components and equipment), healthcare (e.g., suppliers of medical equipment and technology) and consumer cyclicals (e.g., online retailers) sectors. Technology-related securities that are not classified in the technology sector either provide products or services that support the companies within the technology sector, or have business models that are largely dependent on technological advancement and innovation.

4.	Comment:	Please explain supplementally which broad based securities market index each Portfolio intends to use to measure its performance. Please also explain supplementally why each Portfolio’s proposed benchmark index qualifies as an appropriate broad based securities market index.

	Response:	Registrant confirms that each Portfolio intends to use the Russell 3000® Index to measure its performance. Instruction 5 to Item 27(b)(7) of Form N-1A defines an “appropriate broad-based securities market index” as an index “that is administered by an organization that is not an affiliated person of the [Portfolio], its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a [Portfolio’s] performance and risks relative to the market.”[1] In light of each Portfolio’s investment objective and principal investment strategies, Registrant believes that the Russell 3000® Index is “appropriate” within the meaning of the Form N-1A definition since the index reflects the market for the principal investments of the Portfolio.

5.	Comment:	Please confirm supplementally whether each Portfolio intends to invest in fixed income securities as a principal investment strategy. If a Portfolio intends to invest in fixed income securities as part of its principal investment strategy, please include corresponding disclosure in the Portfolio’s Item 4 Principal Investment Strategies and Item 4 Principal Investment Risks sections.

	Response:	Registrant confirms that each Portfolio does not intend to invest in fixed income securities as a principal investment strategy.

[1]	Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998).

July 13, 2016 Page 4

6.	Comment:	Each Portfolio’s Item 4 Principal Investment Strategies section states that the Portfolio invests in REITs. Please confirm supplementally whether these investments will provide any sub-prime exposure. If these investments will provide any sub-prime exposure, please include corresponding disclosure in each relevant Portfolio’s Item 4 Principal Investment Strategies and Item 4 Principal Investment Risks sections.

Response:

With respect to Global Atlantic Motif Real Estate Trends Portfolio, Registrant confirms that the Portfolio’s investment in REITs may provide sub-prime exposure Registrant notes, however, that such exposure is not principal. Accordingly, Registrant has added the following disclosure to the Real Estate Securities sub-section of the “TYPES OF INVESTMENTS” section of the SAI:

Certain REITs may provide exposure to subprime loans. Because subprime loans are loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments of their loans, these loans have, in many cases, had higher default rates.

7.	Comment:	Each Portfolio’s Principal Investment Strategies section states that “[a] systematic process is characterized by the use and reliance on well-defined rules and/or quantitative models.” Please clarify the terms “quantitative models” and “well-defined rules.” Please make corresponding changes in each Portfolio’s Item 4 Quantitative Investing Risk disclosure.

	Response:	Registrant has revised each Portfolio’s Item 4 Principal Investment Strategies section to state that “[a] systematic process is characterized by the use and reliance on quantitative models (sets of algorithmic steps that are used to estimate the relationship between different companies’ historical returns) and/or well-defined rules (principles that can be applied to a portfolio to alter weights or holdings, such as a maximum weight).” After reviewing, Registrant believes that no corresponding changes need to be made to each Portfolio’s Item 4 Quantitative Investing Risk disclosure.

8.	Comment:	Each Portfolio’s Item 4 Principal Investment Strategies section states that after MCM identifies potential themes, “[t]he next step in the process involves the creation of sub-portfolios for each of the themes identified.” Please clarify what is meant by “creat[ing] sub-portfolios for each of the themes identified.”

Response:

Registrant notes that, as disclosed in the Item 9 Principal Investment Strategies – Sub-Adviser’s Investment Process section, MCM creates sub-portfolios for each theme it identifies by: (i) “evaluat[ing] all U.S. listed firms to determine whether they are likely to be impacted beneficially by the theme”; (ii) “defin[ing] an objective metric to quantify the ‘theme exposure’ of each company”; (iii) determining the weight of each company by using a quantitative model that assigns “higher weights for…higher ‘theme exposure’ while at the same time attempting to limit single stock concentration and underweighting securities that have historically exhibited higher price volatility”; and (iv) using “objective measures” of valuation, momentum and volatility to combine “[t]he applicable sub-portfolios for each theme…within a Portfolio.” Registrant believes that this disclosure provides sufficient information for investors to understand MCM’s process for creating sub-portfolios for each of the investment themes it identifies. However, in response to this comment, Registrant has revised each Portfolio’s Item 4 Principal Investment Strategies section to state (responsive text marked as bold, underlined):

MCM then uses a step-by-step process to create sub-portfolios for each of the themes identified. The final step in the process determines which sub-portfolios should be included in the Portfolio and the respective allocations to each sub-portfolio.

9.	Comment:	Each Portfolio’s Item 4 Principal Investment Strategies section states that the Portfolio invests in “smaller or less-seasoned companies.” Please explain the term “less-seasoned companies” in plain English.

	Response:	Registrant has revised each Portfolio’s Principal Investment Strategies section to state that “smaller or less-seasoned companies” are companies with less available operating and market data.

10.	Comment:	Each Portfolio’s Item 4 Principal Investment Strategies section states that MCM uses “[a] systematic process [that] is characterized by the use and reliance on well-defined rules and/or quantitative models.” Please confirm whether MCM plans to use any qualitative processes, and if so, please include corresponding disclosure in each Portfolio’s Item 4 Principal Investment Risks section.

	Response:	Registrant confirms that MCM does not plan to use any qualitative processes.

11.	Comment:

Concentration Risk in each Portfolio’s Item 4 Principal Investment Risks section states:

The Portfolio concentrates its investments in a specific industry, industries, or sector. Concentration in a particular industry subjects the Portfolio to the risks associated with

July 13, 2016 Page 6

that industry. Please include disclosure regarding the risks associated with the specific industry, industries, or sector in which each Portfolio invests.

Response:

With respect to Global Atlantic Motif Aging of America Portfolio, Registrant has replaced Concentration Risk in the Portfolio’s Item 4 Principal Investment Risks section with Healthcare Concentration Risk, which states:

The Portfolio concentrates its investments in the healthcare sector. Concentration in a particular sector subjects the Portfolio to the risks associated with that sector. Companies in the healthcare sector are subject to broad government regulation and can be significantly affected by supply and demand, the need for government approval of products and services, the expiration of patents and the results of clinical trials. As a result, the Portfolio may be subject to greater price volatility and risk of loss as a result of adverse economic, business or other developments affecting the healthcare sector than portfolios investing in a broader range of sectors.

With respect to Global Atlantic Motif Real Estate Trends Portfolio, Registrant has replaced Concentration Risk in the Portfolio’s Item 4 Principal Investment Risks section with Real Estate Concentration Risk, which states:

The Portfolio concentrates its investments in the real estate business segment of the financials sector. Concentration in a particular business segment subjects the Portfolio to the risks associated with that business segment. Companies in the real estate business segment may be significantly affected by general local and economic conditions, interest rates and changes in government regulations. As a result, the Portfolio may be subject to greater price volatility and risk of loss as a result of adverse economic, business or other developments affecting the real estate business segment than portfolios investing in a broader range of business segments.

With respect to Global Atlantic Motif Technological Innovations Portfolio, Registrant has replaced Concentration Risk in the Portfolio’s Item 4 Principal Investment Risks section with Technology Concentration Risk, which states:

July 13, 2016 Page 7

The Portfolio concentrates its investments in the technology sector. Concentration in a particular sector subjects the Portfolio to the risks associated with that sector. Companies in the technology sector may be significantly affected by short product cycles, intense competition, rapid obsolescence and general economic conditions. As a result, the Portfolio may be subject to greater price volatility and risk of loss as a result of adverse economic, business or other developments affecting the technology sector than portfolios investing in a broader range of sectors.

12.	Comment:	Each Portfolio’s Item 4 Principal Investment Risks section includes Large Cap Risk, Mid Cap Risk and Small Capitalization Securities Risk. Please specify, in each Portfolio’s Item 4 Principal Investment Strategies section, whether the Portfolio will invest in a specific capitalization range.

	Response:	Registrant has revised each Portfolio’s Item 4 Principal Investment Strategies section to state that the Portfolio may invest in companies of any capitalization range.

13.	Comment:	Each Portfolio’s Item 4 Principal Investment Risks section includes Limited History of Operation Risk. Please revise this disclosure to clearly state that the Portfolios have no history of operations.

	Response:	Registrant notes that the Portfolios intend to commence operations on or around the date of the Prospectus and a statement that the Portfolios have no history of operations would not be accurate once investors receive a copy of the Prospectus. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

14.	Comment:	Each Portfolio’s Item 4 Principal Investment Risks section includes Non-Diversification Risk. Please explain the term “non-diversification” in plain English (e.g., that the Portfolio invests in a limited number of companies).

Response:

Registrant has revised “Non-Diversification Risk” in each Portfolio’s Item 4 Principal Investment Risks section to state (responsive text marked as bold, underlined):

The Portfolio is non-diversified, which means that its assets are invested in a small number of issuers. The Portfolio therefore has a greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

July 13, 2016 Page 8

15.	Comment:	Please confirm that the Item 9 Principal Investment Strategies section provides more detail regarding the Adviser’s and sub-adviser’s investment process for each Portfolio than is included in Item 4.

	Response:	Registrant so confirms.

16.	Comment:	In the Item 9 Principal Investment Risks section, please provide a more detailed discussion of the risks applicable to the specific industries and/or sectors in which the Portfolios will invest.

	Response:	As indicated in response to comment 11, Registrant has replaced Concentration Risk in each Portfolio’s Item 4 Principal Investment Risks section with: (i) Healthcare Concentration Risk for Global Atlantic Motif Aging of America Portfolio; (ii) Real Estate Concentration Risk for Global Atlantic Motif Real Estate Trends Portfolio; and (iii) Technology Concentration Risk for Global Atlantic Motif Technological Innovations Portfolio. Registrant has also added more detailed versions of Healthcare Concentration Risk, Real Estate Concentration Risk and Technology Concentration Risk to the Item 9 Principal Investment Risks section.

17.	Comment:	The first two paragraphs of the “MANAGEMENT – Investment Adviser” section are in brackets. Please confirm that these paragraphs will be finalized and the brackets will be removed prior to effectiveness.

	Response:	Registrant so confirms.

18.	Comment:

The “MANAGEMENT – Investment Adviser” section states that the Adviser’s reimbursement of Portfolio expenses “is subject to possible recoupment from the Portfolios in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed)….” Please clarify that any recoupment of fees previously waived will be in accordance with the guidance set forth in 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

July 13, 2016 Page 9

	Response:	Registrant confirms that any recoupment of fees previously waived will be in accordance with the guidance set forth in 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. In addition, Registrant has revised the above-referenced disclosure to state that the Adviser’s reimbursement of Portfolio expenses “is subject to possible recoupment from the Portfolios in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the expense limits listed below and any expense limits applicable at the time of recoupment.”

19.	Comment:	The “MANAGEMENT – Portfolio Managers” section references Motif Investing Inc. Please provide a description of this entity.

	Response:	Registrant has revised the first reference to Motif Investing Inc. in the “MANAGEMENT – Portfolio Managers” section to state that Motif Investing Inc. is MCM’s parent company.

20.	Comment:	The “HOW SHARES ARE PRICED” section states that “[p]rices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates.” Please confirm whether the Portfolios intend to invest in foreign securities in addition to American Depositary Receipts. If a Portfolio intends to invest in foreign securities, please include corresponding disclosure in the Portfolio’s Item 4 Principal Investment Strategies and Item 4 Principal Investment Risks sections.

	Response:	Registrant confirms that the Portfolios do not intend to invest in foreign securities in addition to American Depositary Receipts.

21.	Comment:

The “HOW SHARES ARE PRICED” section states:

With respect to any portion of a Portfolio's assets that is invested in one or more open-end management investment companies that are registered under the 1940 Act (mutual funds), the Portfolio's net asset value is calculated based upon the net asset values of the mutual funds in which the Portfolio invests….

Please confirm whether each Portfolio invests in other investment companies as a principal investment strategy. If a Portfolio invests in other investment companies as a principal investment strategy, please include corresponding disclosure in the Portfolio’s Item 4 Principal Investment Strategies and Principal Investment Risks sections. In addition, if a Portfolio’s acquired fund fees and expenses exceed 0.01% of the Portfolio’s average net assets, please include a line item in the Portfolio’s

July 13, 2016 Page 10

Annual Fund Operating Expenses table pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

	Response:	Registrant confirms that each Portfolio will not invest in other investment companies as a principal investment strategy.

22.	Comment:	The “VOTING AND MEETINGS” section states that “[t]he insurance company may be required to vote on a proportional basis, which means that for shares outstanding for which it receives no instructions, the insurance company will vote those shares in the same proportion as the shares for which it did receive instructions (either for or against a proposal).” Please disclose that this statement also applies to shares held directly by the insurance company and its affiliates.

Response:

Registrant has revised the above-referenced disclosure to state (responsive text marked as bold, underlined):

The insurance company may be required to vote shares, including those held directly by the insurance company and its affiliates, on a proportional basis, which means that for shares outstanding for which it receives no instructions, the insurance company will vote those shares in the same proportion as the shares for which it did receive instructions (either for or against a proposal).

Portfolio-Specific Comments

23.	Comment:	With respect to Global Atlantic Motif Aging of America Portfolio, the Item 4 Principal Investment Strategies section states that the “MCM seeks to identify and invest in companies that are likely to benefit as the general demographics of the United States shift towards an older population.” On April 29, 2016, the Wall Street Journal published an article titled “Baby Boomers, Just Eclipsed by Millennials, Will Soon Be No. 3.” The article states that millennials have now outnumbered baby boomers. In light of this article, please explain the factual basis for the statement that “the general demographics of the United States [are shifting] towards an older population.”

	Response:	Registrant believes that while the Wall Street Journal Article titled “Baby Boomers, Just Eclipsed by Millennials, Will Soon Be No. 3” states that baby boomers are now outnumbered by millennials and in the next few years, are likely to also be outnumbered by Generation Z, it does not conflict with the statement that “the general demographics of the United States [are shifting] towards an older population.” The U.S. Census Bureau defines baby boomers as individuals between the ages of 52 and 70. While

July 13, 2016 Page 11

the “older population (ages 65 and over)” includes some of the baby boomer generation, it also includes the “silent” and “greatest” generations. In a March 2015 report titled “Projections of the Size and Composition of the U.S. Population: 2014 to 2060 – Population Estimates and Projections,” the United States Census Bureau stated that “[t]he population is projected to age over the coming decades, with a higher proportion of the nation’s total population in the older ages (65 and over).”[2] Specifically, the report estimates that the percentage of the population that is aged 65 and over will grow from 15% in 2014 to 24% in 2060.

24.	Comment:	With respect to Global Atlantic Motif Aging of America Portfolio, the Item 4 Principal Investment Strategies section states that MCM uses a systematic process “to identify potential themes related to the aging of the population” and that such themes “currently include, but are not limited to, assisted living, health insurance for seniors, oncology, orthopedics, cardiovascular and diabetic care, and dialysis.” Please confirm whether these themes are the services that the Portfolio considers to be part of the “healthcare sector.” If so, please revise the disclosure to clearly state that these are the services that the Portfolio considers to be part of the “healthcare sector.” Please confirm whether there are any other services that the Portfolio considers to be part of the “healthcare sector.” If so, please revise the disclosure to include these services. In addition, please revise the Item 4 Principal Investment Risks section to include corresponding risk disclosure.

Response:

Registrant confirms that the Portfolio considers health insurance for seniors, oncology, orthopedics, cardiovascular and diabetic care, and dialysis to be services that are part of the healthcare sector. Registrant notes, however, that the Portfolio does not consider assisted living facilities to be part of the healthcare sector as such companies are typically structured as REITs and thus may be classified in the financials sector. Registrant notes that the Portfolio also considers chronic obstructive pulmonary disease and diagnostics services to also be part of the healthcare sector. As noted in response to comment 3, Registrant has revised the Portfolio’s Item 4 Principal Investment Strategies section to state (responsive text marked as bold, underlined):

The Portfolio invests primarily in a limited number of U.S. listed equity securities (including non-U.S. companies listed on U.S. exchanges) of companies and real estate investment trusts (REITs) that provide housing and healthcare products or services to

[2]	United States Census Bureau, Projections of the Size and Composition of the US Population: 2014-2060, March 2015, available at https://www.census.gov/content/dam/Census/library/publications/2015/demo/p25-1143.pdf.

July 13, 2016 Page 12

elderly American consumers. Most of these companies are classified in the healthcare sector and more specifically within industries such as healthcare equipment and supplies, healthcare facilities and services, pharmaceuticals, and biotechnology and medical research. Housing for seniors, such as assisted living and retirement communities, are typically classified in the financials sector in the residential and commercial REITs industries.

In addition, as noted in response to comment 11, Registrant has added Healthcare Concentration Risk to the Portfolio’s Item 4 Principal Investment Risks section.

25.	Comment:	With respect to Global Atlantic Motif Aging of America Portfolio, the Item 4 Principal Investment Strategies section states that “[t]he Portfolio is non-diversified, concentrated and is likely to invest more than 50% of its assets in securities issued by firms within the healthcare sector.” Please clarify what is meant by the terms “likely to invest” (e.g., under normal market conditions, the Portfolio will invest more than 50% of its net assets in the sector) and “healthcare sector.”

	Response:	Registrant has revised the above-referenced disclosure from the Portfolio’s Item 4 Principal Investment Strategies section to state that “[t]he Portfolio is non-diversified and is concentrated in healthcare industries.” Registrant notes that the term “healthcare industries” refers to industries within the “healthcare sector” of the Thompson Reuters Business Classifications system.

26.	Comment:	With respect to each of Global Atlantic Motif Aging of America Portfolio and Global Atlantic Motif Technological Innovations Portfolio, the Item 4 Principal Investment Strategies section states that the Portfolio’s investments include non-U.S. companies listed on U.S. exchanges. Please revise the disclosure to clarify what is meant by non-U.S. companies.

	Response:	Registrant has revised the Item 4 Principal Investment Strategies section for Global Atlantic Motif Aging of America Portfolio and Global Atlantic Motif Technological Innovations Portfolio to state that “[i]nvestments are deemed to be ‘non-U.S.’ if: (a) an issuer’s domicile or location of headquarters is in a non-U.S. country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a non-U.S. country or has at least 50% of its assets situated in a non-U.S. country; or (c) the principal trading market for a security is located in a non-U.S. country.”

July 13, 2016 Page 13

27.	Comment:	With respect to Global Atlantic Motif Real Estate Trends Portfolio, the Item 4 Principal Investment Strategies section states that “MCM seeks to identify and invest in companies that are likely to benefit from structural shifts in demand for commercial, residential, and specialty real estate.” Please provide additional detail regarding the types of companies that are “likely to benefit from structural shifts in demand for commercial, residential, and specialty real estate.”

	Response:	Registrant notes that the types of companies that are “likely to benefit from structural shifts in demand for commercial, residential, and specialty real estate” include, among others, commercial real estate companies that are likely to benefit from exposure to attractive geographic areas with healthy economic prospects, specialty real estate companies that own land for the construction of network infrastructure and are likely to benefit from increased digitalization and usage of mobile data, and residential real estate companies that focus on large, high rise apartment units in underdeveloped urban areas and are likely to benefit from urbanization. After reviewing, Registrant believes that the current disclosure is clear and provides sufficient information for investors to understand the types of companies in which Global Atlantic Motif Real Estate Trends Portfolio seeks to invest. Specifically, the last sentence of the first paragraph of Global Atlantic Motif Real Estate Trends Portfolio’s Item 4 Principal Investment Strategies section states that the Portfolio focuses on “companies that MCM believes will likely benefit from demographic changes, urbanization, and an increased digital economy.” In addition, the fourth sentence of the third paragraph of this section provides examples of the real estate themes that MCM has identified as relating to evolving long-term real estate trends. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

28.	Comment:

With respect to Global Atlantic Motif Real Estate Trends Portfolio, the Item 4 Principal Investment Strategies section states:

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a limited number of real estate-related U.S. listed equity securities of companies and real estate investment trusts (REITs) (“real estate-related securities”).

Please clarify what is meant by the term “real-estate related U.S. listed equity securities of companies.” If this term is tied to an index, please specify the index.

July 13, 2016 Page 14

Response:

Registrant has revised the above-referenced disclosure in Global Atlantic Motif Real Estate Trends Portfolio’s Principal Investment Strategies section to state (responsive text marked as bold, underlined):

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a limited number of real estate-related U.S. listed equity securities of companies, including companies that are not classified in the real estate business segment, but that have secondary exposure to real estate, such as hotels, home improvement retail stores, home and office furnishing retail stores and suppliers of construction equipment and materials, among others, and real estate investment trusts (REITs) (“real estate-related securities”).

Registrant confirms that the term “real-estate related U.S. listed equity securities of companies” is not tied to an index.

29.	Comment:	With respect to Global Atlantic Motif Real Estate Trends Portfolio, the Item 4 Principal Investment Strategies section states that “[t]he Portfolio focuses on real estate-related companies that MCM believes will likely benefit from demographic changes, urbanization, and an increased digital economy.” Please explain, in plain English, the types of companies that “will likely benefit from demographic changes, urbanization, and increased digital economy.”

	Response:	After reviewing, Registrant believes that the current disclosure is clear and provides sufficient information for investors to understand that the types of companies the Portfolio intends to invest. Specifically, Registrant notes that the fourth sentence of the third paragraph of Global Atlantic Motif Real Estate Trends Portfolio’s Item 4 Principal Investment Strategies section, which provides examples of the themes that MCM has identified as relating to long-term real estate trends, includes examples of business segments that are likely to benefit from “demographic changes, urbanization, and an increased digital economy,” such as high-density developments, urban infrastructure, self-storage, and digital real estate. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

30.	Comment:	With respect to Global Atlantic Motif Real Estate Trends Portfolio, the Item 4 Principal Investment Strategies section states that MCM identifies “potential themes related to evolving long-term real estate trends,” which currently include, but are not limited to digital real estate and hospitality, among others. Please explain these themes in further detail. In addition,

July 13, 2016 Page 15

please clarify how these themes are connected to the real estate sector.

Response:

With respect to digital real estate, Registrant notes that as disclosed in the fourth sentence of the third paragraph of Global Atlantic Motif Real Estate Trends Portfolio’s Item 4 Principal Investment Strategies section, “[d]itigal real estate encompasses those real estate firms that provide facilities and services for data centers and e-commerce operators, and which thereby benefit from corporations’ increased computing needs.” Registrant believes that this disclosure is clear and provides sufficient information for investors. However, in response to this comment, Registrant has revised this sentence to state: “[d]igital real estate encompasses those real estate firms that provide facilities and services for digital infrastructure (e.g., data centers, e-commerce operators and mobile phone towers), and which thereby benefit from corporations’ increased computing needs.”

With respect to hospitality, Registrant has revised the above-referenced disclosure to state (responsive text marked as bold, underlined):

The real estate themes currently include, but are not limited to, brick-and-mortar shopping, commercial spaces, digital real estate, high-density developments, home remodeling, hospitality (real estate-related companies that facilitate travel, such as hotels and travel booking companies), industrial and logistics (warehouse and distribution facilities that are linked to trade and manufacturing activities), self-storage, senior and assisted living, The American Homebuyer (construction and sales of new and existing single-family homes in the U.S.) and urban infrastructure.

31.	Comment:	With respect to Global Atlantic Motif Real Estate Trends Portfolio and the Global Atlantic Motif Technological Innovations Portfolio, each Portfolio’s Item 4 Principal Investment Strategies section states that the Portfolio has a policy to invest “at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in [real-estate related securities or technology-related securities, respectively].” Each Portfolio’s Item 4 Principal Investment Strategies section also states that the Portfolio is “likely to invest more than 50% of its assets in securities issued by firms within [the real estate sector or the technology sector, respectively].” Please reconcile these two statements.

	Response:	Registrant has removed the statement that the Portfolio is “likely to invest more than 50% of its assets in securities issued by firms within [the real estate sector or the technology sector, respectively]” from each Portfolio’s Principal Investment Strategies section.

July 13, 2016 Page 16

32.	Comment:	With respect to Global Atlantic Motif Real Estate Trends Portfolio, Real Estate Related Securities Risk in the Item 4 Principal Investment Risks section states that “[t]he main risk of real estate related securities is that the value of the underlying real estate may go down.” The Portfolio’s Item 4 Principal Investment Strategies section indicates that the Portfolio’s investments in real-estate related securities may also include investments in retail businesses and digital real estate. Please revise Real Estate Related Securities Risk to also address the risks applicable to these types of real estate related investments.

Response:

Registrant has revised Real Estate Related Securities Risk in the Portfolio’s Item 4 Principal Investment Risks section to state (responsive text marked as bold, underlined):

The main risk of real estate-related securities is that the value of the underlying real estate may go down. Many factors may affect real estate values. These factors include both the general and local economies, the amount of new construction in a particular area, the laws and regulations (including zoning, and tax laws) affecting real estate and the costs of owning, maintaining and improving real estate. The availability of mortgages and changes in interest rates may also affect real estate values. Investments in digital real estate are subject to rapidly changing technology trends, as well as cyclical periods of supply and demand. Companies that have secondary exposure to real estate such as home improvement retail stores may be affected by general consumer spending and the value of residential real estate.

Registrant has also made corresponding changes to the Item 9 Principal Investment Risks section.

33.	Comment:

With respect to Global Atlantic Motif Technological Innovations Portfolio, the Item 4 Principal Investment Strategies section states that “MCM seeks to identify and invest in companies that are likely to benefit from the development and adoption of new and innovative technological products and services.” Given the potentially broad applicability of this statement, please provide further clarification on the types of companies that are “likely to benefit” from such developments.

	Response:	Registrant considers companies on the frontier of technological advancement and innovation, such as companies that operate businesses over the internet and companies that develop electrical equipment, among

July 13, 2016 Page 17

others, to be “likely to benefit from the development and adoption of new and innovative technological products and services.” After reviewing, Registrant believes that the current disclosure is clear and provides sufficient information for investors to understand that the types of companies in which the Portfolio seeks to invest. Specifically, Registrant notes that the fourth sentence of the third paragraph of Global Atlantic Motif Technological Innovations Portfolio’s Item 4 Principal Investment Strategies section, which provides examples of the themes that MCM has identified as relating to technological innovation, includes examples of business segments that are likely to benefit therefrom, such as mobile computing, robotics, software as a service and wearable technology. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

34.	Comment:

With respect to Global Atlantic Motif Technological Innovations Portfolio, the Item 4 Principal Investment Strategies section states:

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a limited number of U.S. listed equity securities (including non-U.S. companies listed on U.S. exchanges) of companies and real estate investment trusts (REITs) that provide or enable technology related products or services (“technology-related securities”).

Please clarify what is meant by “technology-related products or services” and what it means to “enable” such products or services.

Response:

Registrant has revised the above-referenced disclosure in Global Atlantic Motif Real Estate Trends Portfolio’s Principal Investment Strategies section to state (responsive text marked as bold, underlined):

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a limited number of U.S. listed equity securities (including non-U.S. companies listed on U.S. exchanges) of companies and [REITs] that provide technology-related products or services or are a significant component of the supply chain that enables technology-related products or services, including companies that are not classified in the technology sector, but that have secondary exposure to technology, such as wireless

July 13, 2016 Page 18

telecommunication service providers, manufacturers of electrical components and medical technology and online retailers, among others (“technology-related securities”).

35.	Comment:	With respect to Global Atlantic Motif Technological Innovations Portfolio, the Item 4 Principal Investment Strategies section states that MCM identifies potential themes related to technological innovation, which currently include, but are not limited to, big data, enterprise storage, Internet of Things (IoT), smart grid, and Software as a Service, among others. Please explain each of these themes in further detail.

Response:

Registrant has revised the above-referenced disclosure in Global Atlantic Motif Technological Innovations Portfolio’s Item 4 Principal Investment Strategies section to state (responsive text marked as bold, underlined):

The themes currently include, but are not limited to, 3D printing, big data (companies that provide software analytics and visualization tools), cyber security, cloud computing, connected cars, digital advertising, digital payments (card- and mobile-based payments), e-commerce, enterprise storage (companies that provide data management solutions), Internet of Things (IoT) (applications and utility resulting from common objects having internet connectivity), mobile computing, mobile internet (use of handheld mobile devices to access internet-based services), online gaming, online video, robotics, smart grid (enhanced industrial and utilities processes resulting from internet connectivity), social networking, Software as a Service (cloud-based software offerings with business models based on recurring subscriptions), and wearable technology.

SAI Comments

36.	Comment:	The “TYPES OF INVESTMENTS” section includes a discussion of real estate-related derivatives. Please confirm whether each Portfolio invests in real estate securities and related derivatives as a principal investment strategy. If a Portfolio invests in derivatives as a principal investment strategy, please include corresponding disclosure in the Portfolio’s Item 4 Principal Investment Strategies and Principal Investment Risks sections.

	Response:	Registrant confirms that each Portfolio does not invest in derivatives as a principal strategy. Registrant has removed references to derivatives from the above-referenced disclosure.

July 13, 2016 Page 19

37.	Comment:	The “TYPES OF INVESTMENTS” section includes a discussion of master limited partnerships. Please confirm whether each Portfolio invests in master limited partnerships as a principal investment strategy. If a Portfolio invests in master limited partnerships as a principal investment strategy, please include corresponding disclosure in the Portfolio’s Item 4 Principal Investment Strategies and Principal Investment risks sections.

	Response:	Registrant confirms that the Portfolios do not invest in master limited partnerships as a principal investment strategy. Registrant has removed the discussion of master limited partnerships from the “TYPES OF INVESTMENTS” section.

38.	Comment:	The “TYPES OF INVESTMENTS – Portfolio Turnover” section states that “[t]he Portfolios may engage in active short-term trading to benefit from price disparities among different issues of securities or among the markets for equity securities, or for other reasons.” Each Portfolio’s Item 4 Principal Investment Strategies section states that “[t]he Portfolio will not engage in frequent trading of portfolio securities to achieve its principal investment strategies.” Please reconcile.

	Response:	Registrant confirms that the Portfolios will not engage in active short-term trading to benefit from price disparities. Registrant has removed the above-referenced disclosure from the “TYPES OF INVESTMENTS – Portfolio Turnover” section.

39.	Comment:	The second paragraph of the “INVESTMENT RESTRICTIONS” section states, “the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.” Please clarify what is meant by “the manner contemplated by applicable law” and, in particular, disclose that restrictions on borrowing are not limited to the time of the investment.

Response:

In response to this comment, Registrant has revised the above-referenced disclosure to state (responsive text marked as bold, underlined):

If a restriction on a Portfolio’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of the Portfolio’s assets invested in certain securities or other instruments, or change in average duration of the Portfolio’s investment portfolio, resulting from changes in the value of the Portfolio’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage

July 13, 2016 Page 20

requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law and any borrowings that exceed the 300% requirement discussed below will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with such requirement.

40.	Comment:

The “INVESTMENT RESTRICTIONS – Concentration” section states:

A Portfolio will not invest 25% or more of its total assets in a particular industry or group of industries or invest 25% or more of its total assets in any investment company that so concentrates, except that: (i) the Global Atlantic Motif Aging of America Portfolio will invest 25% or more of its total assets in the health care industry; (ii) the Global Atlantic Motif Real Estate Trends Portfolio will invest 25% or more of its total assets in the real estate industry; and (iii) the Global Atlantic Motif Technological Innovations Portfolio will invest 25% or more of its total assets in the technology industry.

Please explain how each industry classification is determined. Please confirm that this disclosure is consistent with the Item 4 Principal Investment Strategies and Principal Investment Risks sections in the Prospectus. If possible, please provide your response to this comment a reasonable amount of time prior to this filing’s effectiveness.

	Response:	Each industry classification is determined using the Thompson Reuters Business Classification system. In addition, Registrant confirms that this disclosure is consistent with the Item 4 Principal Investment Strategies and Principal Investment Risks sections in the Prospectus.

41.	Comment:	With respect to the “INVESTMENT RESTRICTIONS – Concentration” section, please confirm that each Portfolio that plans to invest in other investment companies will consider the concentration of the other investment companies in which it invests when determining whether it is in compliance with its own concentration policy.

Response:

Registrant confirms that as disclosed in the “INVESTMENT RESTRICTIONS – Concentration” section of the SAI:

A Portfolio will not invest 25% or more of its total assets in a particular industry or group of industries or invest

July 13, 2016 Page 21

25% or more of its total assets in any investment company that so concentrates, except that: (i) the Global Atlantic Motif Aging of America Portfolio will invest 25% or more of its total assets in health care industries; (ii) the Global Atlantic Motif Real Estate Trends Portfolio will invest 25% or more of its total assets in real estate industries; and (iii) the Global Atlantic Motif Technological Innovations Portfolio will invest 25% or more of its total assets in technology industries.

* * *

Please call me at (617) 654-8610 if you have any questions.

Sincerely,

/s/ Kaitlin McGrath

Kaitlin McGrath

cc:       Sarah M. Patterson

Elizabeth Constant

John V. O’Hanlon

Jill R. Damon

Exhibit

[Forethought Variable Insurance Trust Letterhead]

Forethought Variable Insurance Trust

300 North Meridian Street, Suite 1800

Indianapolis, Indiana 46204

July 13, 2016

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Forethought Variable Insurance Trust (SEC File Nos. 333-189870 and 811-22865) Post Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;
  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and
  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Sarah M. Patterson

Sarah M. Patterson

Secretary

Forethought Variable Insurance Trust